SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                     FORM 12b-25

                             Notification of Late Filing

                                              Commission  file  Number  0-24682
(Check  one)

|X|  Form  10-K  and  Form  10-KSB        |  |  Form  11-K
| |  Form  20-F      |  |  Form  10-Q  and  Form  10-QSB      |  |  Form  N-SAR

     For  the  period  ended  June  30,  1998

| |  Transition  Report  on  Form  10-K  and  Form  10-KSB
| |  Transition  Report  on  Form  20-F
| |  Transition  Report  on  Form  11-K
| |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
| |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which notification relates: ____________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant:       Worldwide  Petromoly,  Inc.

Former name if applicable:

Address  of  principal
executive  office:                1300  Post  Oak  Boulevard,  Suite  1985

City,  State  and  Zip  Code:     Houston,  Texas  77056

                                     PART II

                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


     |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and


     |X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     The Registrant's annual report on Form 10-KSB could not be filed within the prescribed time period because the financial statements required to be prepared by the Registrant's independent auditor have not been completed.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
          Lance  Rosmarin           (713)              892-5823
          -----------------------------------------------------
          (Name)             (Area  Code)   (telephone  Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        |X|  YES     |  |  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        |X|  YES     |  |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation:

          Explanation:
          -----------

The Company presently anticipates that there will be an increase in revenues from $216,887 in fiscal 1997 to $301,150 in fiscal 1998. The Company presently anticipates that there will be an increase in gross margin from $25,387 in fiscal 1997 to $87,133 in fiscal 1998. The Company presently anticipates that there will be a decrease in operating expenses from $4,475,836 in fiscal 1997 to $2,268,692 in fiscal 1998. The Company presently anticipates that there will be a decrease in operating loss from $ (4,450,449) in fiscal 1997 to $ (2,181,559) in fiscal 1998. The Company presently anticipates that there will be a change in "Other Income (Expense)" from "Other Income" of $ 163,326 in fiscal 1997 to "Other Income (Expense) of $ (11,995) in fiscal 1998. The Company presently anticipates that there will be a decrease in loss from operations from $ (4,287,123) in fiscal 1997 to $ (2,193,554) in fiscal 1998.

Exhibits
--------
1.1     Letter  from  Independent  Accountant


                            Worldwide PetroMoly, Inc.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

            Date: September 25, 1998          By /s/ Lance Rosmarin
                                                 ------------------
                                                     Lance Rosmarin
                                                     Chief Financial Officer